

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

> **Re: Planet Image International Ltd**
> **Registration Statement on Form F-1**
> **Filed March 16, 2022**
> **File No. 333-263602**

Dear Mr. Weng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note you disclose that you directly hold 100% equity interests in your subsidiaries and do not currently use a VIE structure. Please expand your prospectus cover page disclosure to state prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries, including subsidiaries based in China, and that this structure involves unique risks to investors. Please also disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in

your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of the operating subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

3.   We note you disclose that your Cayman Islands holding company received cash as intercompany loans from subsidiaries and that your subsidiaries received cash from your Cayman Islands holding company as intercompany loans for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021. We further note you disclose that during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, no cash flows occurred between your Cayman Islands holding company and your PRC subsidiaries. Please expand your disclosure to state whether any transfers, dividends, or distributions have been made to date, and not just for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also provide a cross-reference to the consolidated financial statements.

Prospectus Summary, page 3

4.   With respect to each of the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors, please ensure that you have included a cross-reference to the more detailed discussion of these risks in the prospectus.

5.   We note you disclose the material licenses and approvals that you and your subsidiaries are required to obtain for your operations in China on page 4. Please disclose each permission or approval, and not just the material licenses and approvals, that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

6.   Provide a clear description of how cash is transferred through your organization in your prospectus summary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding

company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In this discussion, please clarify the entities that are located or organized in China or Hong Kong.

Risk Factors

Risks Relating to Doing Business in the PRC

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 29

7.   Please update your disclosure to discuss that the Cybersecurity Review Measures became effective on February 15, 2022.

Use of Proceeds, page 47

8.   We note your disclosure that you will receive net proceeds from this offering of approximately US$23.59 million, or approximately US$27.32 million if the underwriter exercises its over-allotment option in in full.   Please provide the details demonstrating how you calculated the net proceeds under both the scenarios.

Dilution, page 50

9.   Please revise to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per ordinary share calculation. The table should include a separate column assuming underwriter exercises its over-allotment option in full.

Exhibits

10.   You disclose on page F-50 that, on September 30, 2019, the Group issued ordinary shares to Xinyu High-Tech Investment Co., Ltd ("Gaoxin" or the "Holder") which are subject to redemption upon the occurrence of a "Redemption Event." You also disclose on page F-27 that, on March 9, 2022, the Group entered into an intended supplementary agreement with Gaoxin to extend the date specified in the first Redemption Event for twelve months to March 31, 2023, and the Group is going through necessary governmental approval procedures to enter into a formal supplementary agreement with Gaoxin which are expected to be completed by the end of March 2022. Please file a copy of the agreement evidencing the redemption rights granted to Gaoxin in connection with your issuance of ordinary shares on September 30, 2019 as an exhibit to the registration statement or tell us why you believe you are not required to to so. Please also file copy of the intended supplementary agreement with Gaoxin or the formal supplementary

agreement if completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Cindy Li, Esq.